Exhibit 99.1

LATAM transported 6.7 million passengers in November, 17.6% more than the same period in 2022

Operating statistics for November 2023

December 11, 2023 - Today LATAM group reported its operating statistics for November, reaching 6.7 million passengers transported, representing a 17.6% increase compared to the same period in 2022. So far this year, the total number of passengers transported reached 66.9 million, an increase of 18.1% compared to the January - November period 2022.

In the eleventh month of the year, passenger traffic measured in revenue passenger-kilometers (RPK) increased by 19.9% compared to the same month in 2022. All segments where the group operates noted increases: 29.5% in international traffic, 19.6% in the domestic markets of Chile, Colombia, Ecuador, and Peru, and 7.1% in the Brazilian domestic market. Between January and November of this year, traffic increased by 23.3% compared to the same period last year.

LATAM group capacity, measured in available seat kilometers (ASK), increased 16.2% compared to November 2022, and year to date, capacity increased 21.3% compared to the same period in 2022. There was a 26.0% increase in international operations and a 16.6% increase in the domestic markets of Chile, Colombia, Ecuador, and Peru. This reflects the implementation of LATAM's growth plan, fleet modernization strategy and network expansion.

As a result, the consolidated passenger load factor was 85.2% in the month of November, 2.6 p.p. higher than the same period of 2022.

In terms of cargo, the capacity measured in available ton-kilometers (ATK) increased by 11.5% compared to November 2022, reaching a total of 6,502 million available ton-kilometers during the first eleven months of 2023.

INVESTOR RELATIONS CONTACT INFORMATION LATAM Airlines Group S.A. Investor Relations InvestorRelations@latam.com Tel: (56-2) 2565-3844 www.latamairlinesgroup.net	1

The following table summarizes the operating statistics for the month and the year to date figures as of November 2023 for the main LATAM business segments:

LATAM GROUP OPERATIONS	November			Year to Date
	2023	2022	% Change	2023	2022	% Change
LATAM GROUP PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (million)
SYSTEM	10,285	8,578	19.9%	103,279	83,793	23.3%
DOMESTIC SSC (1)	1,916	1,602	19.6%	18,502	17,315	6.9%
DOMESTIC BRAZIL (2)	3,177	2,966	7.1%	32,828	29,512	11.2%
INTERNATIONAL (3)	5,193	4,010	29.5%	51,950	36,966	40.5%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	12,070	10,385	16.2%	124,540	102,637	21.3%
DOMESTIC SSC (1)	2,284	1,958	16.6%	22,638	21,379	5.9%
DOMESTIC BRAZIL (2)	3,751	3,639	3.1%	40,696	37,000	10.0%
INTERNATIONAL (3)	6,035	4,789	26.0%	61,206	44,258	38.3%

PASSENGER LOAD FACTOR
SYSTEM	85.2%	82.6%	2.6pp	82.9%	81.6%	1.3pp
DOMESTIC SSC (1)	83.9%	81.8%	2.0pp	81.7%	81.0%	0.7pp
DOMESTIC BRAZIL (2)	84.7%	81.5%	3.2pp	80.7%	79.8%	0.9pp
INTERNATIONAL (3)	86.0%	83.7%	2.3pp	84.9%	83.5%	1.4pp

PASSENGER BOARDED (thousand)
SYSTEM	6,698	5,698	17.6%	66,971	56,718	18.1%
DOMESTIC SSC (1)	2,622	2,134	22.9%	25,293	23,100	9.5%
DOMESTIC BRAZIL (2)	2,890	2,692	7.3%	29,985	25,932	15.6%
INTERNATIONAL (3)	1,186	872	36.0%	11,693	7,686	52.1%

LATAM GROUP CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	338	308	9.6%	3,346	3,204	4.4%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	636	570	11.5%	6,502	5,655	15.0%

CARGO LOAD FACTOR
SYSTEM	53.1%	54.1%	-1.0pp	51.5%	56.7%	-5.2pp

(1)	Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2)	Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3)	International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.

INVESTOR RELATIONS CONTACT INFORMATION LATAM Airlines Group S.A. Investor Relations InvestorRelations@latam.com Tel: (56-2) 2565-3844 www.latamairlinesgroup.net	2

ABOUT LATAM GROUP

LATAM Airlines Group S.A. and its subsidiaries are the leading airline group in Latin America, with presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to Europe, Oceania, the United States and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft. LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group’s cargo subsidiaries, having a combined fleet of 18 freighter aircraft, which will gradually increase to a total of 19 cargo aircraft by 2024. These cargo subsidiaries have access to the group's passenger aircraft, and operate within the LATAM group network, as well as on exclusive international routes for cargo transportation. In addition, they offer a modern infrastructure and a wide variety of services and support options to meet the needs of its customers.

More financial information at www.latamairlinesgroup.net

www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION LATAM Airlines Group S.A. Investor Relations InvestorRelations@latam.com Tel: (56-2) 2565-3844 www.latamairlinesgroup.net	3